================================================================================

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

        TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                     FOR THE QUARTER ENDED DECEMBER 31, 2002

                        COMMISSION FILE NUMBER 000-29103

                          ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                               5 YISHUN STREET 23
                                SINGAPORE 768442
                                 (65) 6824-7888
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F  X   Form 40-F
                                     ---            ---

     Indicate by check mark whether the registrant by furnishing the information contained in the form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                           Yes            No  X
                               ---           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not Applicable

================================================================================

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 ST ASSEMBLY TEST SERVICES LTD


                                 BY: /s/ Tan Lay Koon
                                 ---------------------------------------------
                                 Name  : Tan Lay Koon
                                 Title : President and Chief Executive Officer Date : January 29, 2003

EARNINGS RELEASE

STATS REPORTS FOURTH QUARTER AND FULL YEAR 2002 RESULTS

          NET REVENUES UP 14% FROM PRIOR QUARTER AND 112% YEAR ON YEAR
           FIFTH CONSECUTIVE QUARTER OF SEQUENTIAL DOUBLE-DIGIT GROWTH
                     TURNS GROSS PROFIT POSITIVE FOR QUARTER


FOURTH QUARTER
-  NET REVENUES OF $71.9 MILLION (2002) VS $33.9 MILLION (2001)
-  LOSS PER ADS OF $0.24 (2002) VS LOSS $0.48 (2001)


FULL YEAR
-  NET REVENUES OF $225.7 MILLION (2002) VS $145.9 MILLION (2001)
-  LOSS PER ADS OF $0.90 (2002) VS LOSS $1.36 (2001)


SINGAPORE AND MILPITAS, CALIFORNIA, JANUARY 29, 2003 - ST Assembly Test Services Ltd ("STATS" - NNM: STTS and SGX: ST Assembly), a leading semiconductor test and assembly service provider, today announced fourth quarter net revenues of $71.9 million, an increase of 14% over the prior quarter and an increase of 112% over the same quarter a year ago.

Fourth quarter net loss was $23.6 million compared to a net loss of $47.0 million over the same quarter a year ago and a net loss of $17.6 million in third quarter 2002. Net loss in the fourth quarter included an asset impairment charge of $15.4 million for equipment write-down and a deferred tax credit of $5.8 million. Excluding the asset impairment charge and deferred tax credit, net loss for the fourth quarter would have been $14.0 million.

Diluted loss per ADS was $0.24 and diluted loss per ordinary share was $0.02 for the fourth quarter compared to diluted loss of $0.48 per ADS and $0.05 per ordinary share a year ago, and diluted loss per ADS and diluted loss per ordinary share of $0.18 and $0.02 respectively in the third quarter 2002.

Tan Lay Koon, President and Chief Executive Officer commented, "Despite a very difficult operating environment, we continued our strong top-line growth with our fifth consecutive quarter of double-digit revenue growth. For the full year 2002, our revenues increased 55% over 2001, one of the highest in the semiconductor subcontracting industry. Seen in the context of a sluggish semiconductor industry that is essentially flat compared to 2001, this is an encouraging performance.

With strong top-line growth and continued discipline in cost management, we again improved our operating margins in the fourth quarter. We turned profitable at the gross margin level with a gross profit of $2.4 million.

Growth this quarter came mainly from the wireless and storage segments.

Our strategy of offering integrated turnkey assembly and test solutions and our financial strength which allows us to continue to invest in new capabilities to support our customers' next generation product needs, are differentiating STATS in the market place.

Our mixed-signal test leadership has allowed us to increase penetration of the strong growth wireless and digital consumer segments. Our success in executing advanced packages has contributed to continued growth in our advanced packaging business. In the fourth quarter, our array assembly revenues contributed a record 38% of our total assembly revenues.

Our investments in Winstek Semiconductor Corporation ("Winstek") in Taiwan and FastRamp Test Services, Inc. ("FastRamp") have enabled us to participate in new market opportunities and contributed incremental revenues. In particular, Winstek has executed beyond expectations in 2002 and today is one of the leading test houses serving foundries and fabless design houses in Taiwan. For the full year 2002, Winstek contributed $17.6 million or 8% of STATS' revenues.

We further strengthened our position as a leading mixed-signal test house with the acquisition on December 12, 2002 of San Diego Test Equipment LLC from Conexant Systems Inc. This acquisition provided FastRamp with another test engineering and pre-production facility. The San Diego region is a hub for wireless semiconductor product companies, and our new test engineering facility in San Diego will position us well to support these companies early in their development process.

STATS ended the year with one of the strongest balance sheets in the industry. Our cash and cash equivalents and marketable securities balance stood at $237.5 million as at end of fourth quarter."


FULL-YEAR RESULTS

Net revenues for the full year 2002 were $225.7 million, an increase of 55% over net revenues of $145.9 million in 2001. Revenues from assembly business for 2002 totaled $110.3 million or 49% of net revenues and represented a 41% increase from assembly revenues in 2001. For the full year 2002, test revenues were $115.4 million or 51% of net revenues and represented a 71% increase from total test revenues in 2001.

Gross loss for 2002 was $22.2 million or a negative gross margin of 10% compared to gross loss of $71.9 million or a negative gross margin of 49% in 2001. Full year 2002, depreciation expense and cost of leasing production equipment were $116.8 million, compared to $117.8 million in 2001.

For the full year 2002, operating expenses were $71.5 million compared to $79.2 million in 2001. Selling, general and administrative ("SG&A") expenses were down 1% to $36.7 million compared to the $37.1 million reported in 2001 reflecting continuing cost reduction efforts taken in 2002. Research and development ("R&D") expenses were $18.9 million for the full year, representing a 24% increase over the prior year as STATS continued to strengthen its advanced packaging capabilities to complement its mixed-signal testing leadership in order to provide full turnkey solutions to our customers.

Net loss for 2002 was $89.3 million, a 33% decrease over net loss of $134.0 million in 2001. Diluted loss per ADS was $0.90 and diluted loss per ordinary share was $0.09 compared to diluted loss of $1.36 and $0.14, respectively in 2001. Excluding the asset impairment charge and deferred tax credit, net loss for 2002 would have been $82.1 million.


FOURTH QUARTER REVIEW

Net revenues were $71.9 million in the fourth quarter of 2002 compared with $33.9 million in the prior year and $63.1 million in the prior quarter. Revenues from assembly in the fourth quarter were $34.2 million or 48% of net revenues and test revenues were $37.7 million or 52% of net revenues.

Gross profit for the fourth quarter was $2.4 million or a gross margin of 3% compared to gross loss of $18.1 million or a gross margin of negative 53% in the same quarter a year ago. Gross margin for this quarter improved from the negative 3% in the prior quarter due principally to higher revenues in the fourth quarter.

Depreciation expense and cost of leasing production equipment for the fourth quarter was $30.0 million or 42% of net revenues, compared to $30.9 million or 49% of revenues in the prior quarter.

Fourth quarter operating expenses were $30.2 million compared to $14.6 million in third quarter due principally to the asset impairment charge of $15.4 million. The company took this charge for equipment obsolescence and impairment in this quarter.

Pearlyne Wang, Acting Chief Financial Officer, commented, "The impairment charge reflects our current best estimates of future usage and ultimate disposition of surplus production equipment."

The company recorded a $5.8 million deferred tax credit arising from tax losses carry forwards and unutilized capital allowances which are expected to be available for offset against future taxable earnings of the company.

Selling, general and administrative ("SG&A") expenses for fourth quarter 2002 were $9.6 million or 13% of net revenues compared to $9.2 million or 15% of revenues in the prior quarter.

Research and development ("R&D") expenses were $5.2 million during the fourth quarter, or 7% of net revenues.


UNIT SHIPMENTS AND AVERAGE SELLING PRICES

Unit shipments for the test business in the fourth quarter increased 5% sequentially over prior quarter and increased 84% over the same quarter a year ago. Unit shipments in our assembly business increased 14% sequentially over the prior quarter and increased 58% over the same quarter a year ago. For full year 2002, unit shipments for the test business increased 72% from 2001 while unit shipments in our assembly business increased 65% from the prior year.

Average selling prices ("ASPs") for the test business in the fourth quarter increased 1% from the prior quarter due principally to improved product mix as STATS tested more complex devices during the fourth quarter. In the assembly business, the ASPs for the fourth quarter increased 5% from the prior quarter as our product mix shifted toward more advanced packages during the quarter.

STATS continued to demonstrate its leadership in mixed-signal testing, which again was the largest contributor to our test revenues, comprising 73% of total test revenues in the fourth quarter 2002. During the quarter, high-end digital testing comprised 27% of test revenues.

                      TEST REVENUES BREAKDOWN BY TESTING TYPE

                                        THREE MONTHS ENDED
                    -----------------------------------------------------------
                         SEPTEMBER 30, 2002             DECEMBER 31, 2002
-------------------------------------------------------------------------------
TYPE OF TESTING        % OF TEST REVENUES            % OF TEST REVENUES
-------------------------------------------------------------------------------
Mixed Signal                  77.4                          72.7
-------------------------------------------------------------------------------
Digital                       22.2                          27.2
-------------------------------------------------------------------------------
Memory                         0.4                           0.1
-------------------------------------------------------------------------------


CAPITAL EXPENDITURES

Capital expenditures for 2002 were $134.7 million compared to capital expenditures of $62.4 million in 2001 as the company invested in new capabilities and added new equipment.

Capital expenditures in the fourth quarter were $22.3 million principally for the addition of testers at Winstek, fine pitch wirebonders and equipment upgrades. As of 31 December 2002, the company had 297 testers, including 51 testers at Winstek and 19 testers at FastRamp, and 620 wirebonders.


MARKET DYNAMICS

During the quarter, the communications segment continued to be our largest revenue contributor and accounted for 54% of net revenues. The United States remained our largest market by region and contributed 78% of fourth quarter net revenues. Contribution from Europe increased to 9% reflecting the success of new customer engagements in Europe. Integrated device manufacturers ("IDMs") and fabless customers contributed 45% and 46% of net revenues, respectively, in the fourth quarter.

                        REVENUES BREAKDOWN BY MARKET SEGMENT

                                        THREE MONTHS ENDED
                   ------------------------------------------------------------
                        SEPTEMBER 30, 2002            DECEMBER 31, 2002
-------------------------------------------------------------------------------
MARKET SEGMENT         % OF NET REVENUES             % OF NET REVENUES
-------------------------------------------------------------------------------
Communications                54.7                          53.8
-------------------------------------------------------------------------------
Computer                      29.3                          30.8
-------------------------------------------------------------------------------
Consumer/Others               16.0                          15.4
-------------------------------------------------------------------------------

                          REVENUES BREAKDOWN BY REGION

                                       THREE MONTHS ENDED
                   ------------------------------------------------------------
                        SEPTEMBER 30, 2002             DECEMBER 31, 2002
-------------------------------------------------------------------------------
REGION                 % OF NET REVENUES              % OF NET REVENUES
-------------------------------------------------------------------------------
United States                80.4                           77.6
-------------------------------------------------------------------------------
Europe                        6.3                            9.0
-------------------------------------------------------------------------------
Asia                         13.3                           13.4
-------------------------------------------------------------------------------

                        REVENUES BREAKDOWN BY CUSTOMER TYPE

                                       THREE MONTHS ENDED
                   ------------------------------------------------------------
                        SEPTEMBER 30, 2002             DECEMBER 31, 2002
-------------------------------------------------------------------------------
CUSTOMER TYPE          % OF NET REVENUES              % OF NET REVENUES
-------------------------------------------------------------------------------
Foundries                     8.7                            9.8
-------------------------------------------------------------------------------
Fabless                      45.4                           45.7
-------------------------------------------------------------------------------
IDMs                         45.9                           44.5
-------------------------------------------------------------------------------


BUSINESS OUTLOOK

The following statements are based on current expectations. These statements are forward-looking and actual results may differ materially.

Based on current outlook, we expect revenues in the first quarter 2003 to be about 5% higher than the fourth quarter.

"Despite a difficult operating environment in 2002, STATS increased revenues by 55%, one of the highest in our industry. Our ability to provide integrated assembly and test full turnkey solutions, and our financial strength are competitive differentiators. Our traditional strength in mixed-signal testing and our growing portfolio of advanced packaging offerings have contributed to our success in increasing our market share of existing customers and engaging new customers. We therefore entered 2003 in a much stronger competitive position than we were going into 2002.

For 2003, we continue to expect a difficult operating environment. Barring any unexpected macro and political shocks, we expect 2003 to be a better year with continuing top-line growth and improving operating margins," said Tan Lay Koon.

Added Pearlyne Wang, Acting Chief Financial Officer, "For the first quarter 2003, we expect utilization rate to improve marginally from the 63% in the fourth quarter. Our capital expenditures for 2003 are expected to be about $120 million to $150 million. We expect that a significant amount of the budgeted capital expenditures for 2003 would be for investments in next generation testers; fine pitch wirebonders; new capabilities such as systems-in-package ("SiPs"), stacked dies, wafer level chip scale packages, striptest; and expansion of capacity at Winstek and FastRamp."


HIGHLIGHTS OF 2002 ACHIEVEMENTS

During the year, STATS significantly strengthened its advanced packaging capabilities to meet customer demands. A variety of new package offerings were launched, including the STPBGA-L, a low profile, thinner version of its popular Small-Thin Plastic Ball Grid Array (STPBGA), Exposed Drop-In Heat Spreader Plastic Ball Grid Array (XDPBGA), an enhanced version of the classic PBGA package, Enhanced Ball Grid Array Buildup (EBGA-B) package and the Enhanced Ball Grid Array multi-tier (EBGA-M) package.

Several awards were received from customers during the year. Analog Devices, Inc. named STATS "Assembly and Test Supplier of the Year for 2001" in recognition of its assembly and test excellence. STATS also won the "Assembly and Test Partner of the Year" award by Centillium Communications, Inc. and received TDK Semiconductor Corporation's "Customer Service Excellence Award".

New customers were won during the year. Switchcore AB, a Swedish-based fabless company, selected STATS as its turnkey test and assembly provider. Chipcon AS chose STATS to provide turnkey services for its RF devices and Synad Technologies of the UK chose to work with STATS for test and assembly of its advanced dual band chipsets, Mercury 5G. Aura Communications, Inc., leader in near-field wireless communication, chose STATS to provide turnkey test development, assembly and final testing services for LibertyLink(TM), a low power and low cost SoC solution.

FastRamp Test Services, Inc., a high-end engineering test laboratory was officially opened in February 2002. Based in Milpitas, California, the 34,000 sq ft facility provides test hardware and software development and production testing services for a smooth transition of customer devices from design to production. It further extended its geographic presence in December by purchasing the test operation in San Diego, California, from Conexant Systems Inc., and establishing a long-term business relationship for test services between both companies.

During the year, STATS successfully completed implementation of mySTATS, an enterprise portal that forms a virtual extension to customers' manufacturing operations. mySTATS provides customers with online access to real time WIP reports and other critical data from STATS' operations. STATS deployed the webMethods integration platform for its RosettaNet-based B2B supply chain architecture. The B2B initiative is part of STATS' comprehensive IT architecture, which includes the mySTATS portal.

During the year, STATS established a S$500 million Multicurrency Medium Term Note Programme (the "MTN Programme"). Proceeds from the MTN Programme will be used for general corporate purposes including capital expenditure, working capital and investments of STATS and its subsidiaries. STATS also completed a US$200 million offering of Convertible Notes due 2007. The net proceeds from the offering will be used for general corporate purposes, including to fund capital expenditures, which may include the purchase of test and assembly equipment, and acquisitions and investments.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
          UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
                           COMPREHENSIVE INCOME (LOSS)
              FOR THE THREE MONTHS ENDED DECEMBER 31, 2001 AND 2002
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                                FOR THE THREE MONTHS ENDED DECEMBER 31,
                                                                ---------------------------------------
                                                                   2001                          2002
                                                                 --------                      --------
Net revenues                                                     $ 33,923                      $ 71,932
Cost of revenues                                                  (52,025)                      (69,582)
                                                                 --------                      --------
Gross profit (loss)                                               (18,102)                        2,350
                                                                 --------                      --------
Operating expenses:
  Selling, general and administrative                               8,432                         9,607
  Research and development                                          4,321                         5,185
  Asset impairments                                                23,735                        14,666
  Prepaid leases written off                                        3,145                           764
  Others, net                                                          (9)                           (3)
                                                                 --------                      --------
     Total operating expenses                                      39,624                        30,219
                                                                 --------                      --------
Operating loss                                                    (57,726)                      (27,869)
Other income (expenses):
  Interest income (expenses), net                                     552                        (1,517)
  Foreign currency exchange gain                                    1,004                           126
  Other non-operating income (expenses), net                         (787)                          662
                                                                 --------                      --------
    Total other income (expenses)                                     769                          (729)
                                                                 --------                      --------
Loss before income taxes                                          (56,957)                      (28,598)
Income tax benefit                                                  9,753                         5,244
                                                                 --------                      --------
Net loss before minority interest                                 (47,204)                      (23,354)
Minority interest                                                     173                          (219)
                                                                 --------                      --------
Net loss                                                         $(47,031)                     $(23,573)
                                                                 --------                      --------
Other comprehensive income (loss):
  Unrealized gain (loss) on available-for-sale
   marketable securities                                             (412)                          265
  Translation adjustment                                               93                           131
                                                                 --------                      --------
Comprehensive loss                                               $(47,350)                     $(23,177)
                                                                 ========                      ========
Basic net loss per ordinary share                                $  (0.05)                     $  (0.02)
Diluted net loss per ordinary share                              $  (0.05)                     $  (0.02)
Basic net loss per ADS                                           $  (0.48)                     $  (0.24)
Diluted net loss per ADS                                         $  (0.48)                     $  (0.24)
Ordinary shares (in thousands) used in per
 ordinary share calculation:
-  basic                                                          989,660                       992,103
-  effect of dilutive options                                           -                             -
                                                                 --------                      --------
-  diluted                                                        989,660                       992,103
                                                                 ========                      ========
ADS (in thousands) used in per ADS calculation:
-  basic                                                           98,966                        99,210
-  effect of dilutive options                                           -                             -
                                                                 --------                      --------
-  diluted                                                         98,966                        99,210
                                                                 ========                      ========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
          UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
                           COMPREHENSIVE INCOME (LOSS)
                  FOR THE YEAR ENDED DECEMBER 31, 2001 AND 2002
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                                         FOR THE YEAR ENDED DECEMBER 31,
                                                                         -------------------------------
                                                                            2001                  2002
                                                                         ---------             ---------
Net revenues                                                             $ 145,866             $ 225,738
Cost of revenues                                                          (217,789)             (247,943)
                                                                         ---------             ---------
Gross loss                                                                 (71,923)              (22,205)
                                                                         ---------             ---------
Operating expenses:
  Selling, general and administrative                                       37,065                36,693
  Research and development                                                  15,160                18,856
  Asset impairments                                                         23,735                14,666
  Prepaid leases written off                                                 3,145                   764
  Others, net                                                                  101                   548
                                                                         ---------             ---------
     Total operating expenses                                               79,206                71,527
                                                                         ---------             ---------
Operating loss                                                            (151,129)              (93,732)
Other income (expenses):
  Interest income (expenses), net                                            5,222                (5,143)
  Foreign currency exchange gain (loss)                                        775                  (512)
  Other non-operating income, net                                            1,990                 3,419
                                                                         ---------             ---------
     Total other income (expenses)                                           7,987                (2,236)
                                                                         ---------             ---------
Loss before income taxes                                                  (143,142)              (95,968)
Income tax benefit                                                           8,810                 7,163
                                                                         ---------             ---------
Net loss before minority interest                                         (134,332)              (88,805)
Minority interest                                                              313                  (514)
                                                                         ---------             ---------
Net loss                                                                 $(134,019)            $ (89,319)
                                                                         ---------             ---------
Other comprehensive income (loss):
  Unrealized gain (loss) on available-for-sale
   marketable securities                                                      (303)                  887
  Translation adjustment                                                        93                  (212)
                                                                         ---------             ---------
Comprehensive loss                                                       $(134,229)            $ (88,644)
                                                                         =========             =========
Basic net income (loss) per ordinary share                               $   (0.14)            $   (0.09)
Diluted net income (loss) per ordinary share                             $   (0.14)            $   (0.09)
Basic net income (loss) per ADS                                          $   (1.36)            $   (0.90)
Diluted net income (loss) per ADS                                        $   (1.36)            $   (0.90)

Ordinary shares (in thousands) used in per
 ordinary share calculation:
-  basic                                                                   989,083               991,549
-  effect of dilutive options                                                    -                     -
                                                                         ---------             ---------
-  diluted                                                                 989,083               991,549
                                                                         =========             =========
ADS (in thousands) used in per ADS calculation:
-  basic                                                                    98,908                99,155
-  effect of dilutive options                                                    -                     -
                                                                         ---------             ---------
-  diluted                                                                  98,908                99,155
                                                                         =========             =========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                  AS OF DECEMBER 31, 2001 AND DECEMBER 31, 2002
                           IN THOUSANDS OF US DOLLARS

                                                     DECEMBER 31,     DECEMBER 31,
                                                         2001              2002
                                                     ------------     ------------
ASSETS
Current assets:
  Cash and cash equivalents                          $115,214         $ 167,661
  Accounts receivable, net                             25,584            49,461
  Amounts due from ST and ST affiliates                 1,793             3,727
  Other receivables                                     6,047             8,913
  Inventories                                           7,262             9,744
  Marketable securities                                 3,680            11,960
  Prepaid expenses                                     20,737            10,565
  Other current asset                                   1,067             5,066
                                                     --------         ---------
     Total current assets                             181,384           267,097
Property, plant and equipment, net                    347,262           357,456
Marketable securities                                  20,121            57,883
Prepaid expenses                                       14,486             4,351
Goodwill                                                1,321             1,321
Other assets                                           12,004            33,860
                                                     --------         ---------
     Total assets                                    $576,578         $ 721,968
                                                     ========         =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short term borrowings                              $      -         $   5,174
  Current installments of long-term debt               14,045            16,414
  Current obligations under capital leases              2,564             6,558
  Accounts payable                                     13,692            15,336
  Amounts due to ST and ST affiliates                   2,473             1,858
  Accrued operating expenses                           14,684            22,578
  Other payables                                       23,051            32,065
  Income taxes payable                                  1,428             1,263
                                                     --------         ---------
     Total current liabilities                         71,937           101,246
Other non-current liabilities                           4,605             4,494
Obligations under capital leases                        7,689             5,520
Long-term debt, excluding current installments         14,045            13,357
Convertible notes                                           -           205,013
                                                     --------         ---------
     Total liabilities                                 98,276           329,630
Minority interests                                     25,507            25,826
Shareholders' equity:
Share capital                                         159,961           160,295
Additional paid-in capital                            387,652           389,679
Accumulated other comprehensive loss                   (9,941)           (9,266)
Retained deficit                                      (84,877)         (174,196)
                                                     --------         ---------
     Total shareholders' equity                       452,795           366,512
                                                     --------         ---------
     Total liabilities and shareholders' equity      $576,578         $ 721,968
                                                     ========         =========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                  FOR THE YEAR ENDED DECEMBER 31, 2001 AND 2002
                           IN THOUSANDS OF US DOLLARS



                                                                                     FOR THE YEAR ENDED DECEMBER 31,
                                                                                    --------------------------------
                                                                                         2001             2002
                                                                                         ----             ----

                     CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                                               $(134,019)       $ (89,319)
Adjustments to reconcile net income loss to net cash provided by operating activities:
  Depreciation and amortization                                                          124,960          124,405
  Asset impairments                                                                       23,735           14,666
  Prepaid leases written off                                                               3,145              764
  Loss on sale of property, plant and equipment                                              120              702
  Accretion of discount on convertible notes                                                   -            5,014
  Non-cash compensation                                                                        -            1,023
  Exchange gain                                                                             (775)             367
  Deferred taxes                                                                         (10,161)          (8,187)
  Minority interest in income (loss) in subsidiary                                          (313)             514
  Others                                                                                      78             (130)
Changes in operating working capital:
  Accounts receivable                                                                     27,222          (23,633)
  Amounts due from ST and ST affiliates                                                    6,935           (2,030)
  Inventories                                                                              7,530           (2,482)
  Other receivables and prepaid expenses                                                  13,693             (893)
  Accounts payable, accrued operating expenses and
   other payables                                                                        (21,225)           8,327
  Amounts due to ST and ST affiliates                                                        407             (611)
                                                                                       ---------        ---------
Net cash provided by operating activities                                                 41,332           28,497
                                                                                       ---------        ---------

                     CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale or maturity of marketable securities                                   20,181          113,806
Purchases of marketable securities                                                       (22,499)        (157,976)
Proceeds from maturity of short-term deposits                                             10,000                -
Acquisition of subsidiary, net of cash acquired                                            1,835                -
Purchases of property, plant and equipment                                               (55,980)        (113,234)
Proceeds from sale of property, plant and equipment                                        2,195              751
                                                                                       ---------        ---------
Net cash used in investing activities                                                    (44,268)        (156,653)
                                                                                       ---------        ---------

                     CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term debt                                                              (8,824)               -
Repayment of long-term debt                                                              (14,711)         (14,321)
Proceeds from issuance of convertible notes                                                    -          195,032
Proceeds from bank borrowings                                                                  -           20,571
Increase in restricted cash                                                                    -          (13,026)
Grants received                                                                                -            1,150
Capital lease payments                                                                         -          (10,082)
Proceeds from issuance of shares                                                             803            1,299
                                                                                       ---------        ---------
Net cash provided by (used in) financing activities                                      (22,732)         180,623
                                                                                       ---------        ---------
Net increase (decrease) in cash and cash equivalents                                     (25,668)          52,467
Effect of exchange rate changes on cash and
Cash equivalents                                                                            (851)             (20)
Cash and cash equivalents at beginning of the year                                       141,733          115,214
                                                                                       ---------        ---------
Cash and cash equivalents at end of the year                                           $ 115,214        $ 167,661
                                                                                       =========        =========

                     SUPPLEMENTARY CASH FLOW INFORMATION
                                Cash paid for:
Interest                                                                               $   1,472        $   3,312
Income taxes                                                                           $   2,995        $   1,333



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

ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)


ST Assembly Test Services Ltd. ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Germany, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000 and is in the Morgan Stanley Capital International
(MSCI) Index and the Straits Times Industrial Index. Further information is available at www.stats.com.sg

Certain of the statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated February 28, 2002. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SINGAPORE CONTACTS:


Elaine Ang                                                    Khor Hwee Eng
Manager, Investor Relations / Corporate Communications        Senior Communications Executive
Tel: (65) 6824 1738, Fax: (65) 6822 8887                      Tel: (65) 6824 1291, Fax: (65) 6822 7831
email: angelaine@stats.st.com.sg                              email: khorhweeeng@stats.st.com.sg

US CONTACTS:

Drew Davies                                                   Lisa Lavin
Director, Investor Relations                                  Marcom Manager
Tel: (408) 586 0608, Fax: (408) 586 0652                      Tel: (208) 939 3104, Fax: (208) 939 4817
email: daviesd@statsus.com                                    email: lavinl@statsus.com

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